EXHIBIT “A”

AUTHORIZATION

Secretary’s Certificate of Board of Directors Resolution

I, Zindel Zelmanovitch, hereby state that I am the duly elected Secretary of WATERSIDE CAPITAL CORPORATION (the “Waterside”), and as said Secretary do hereby certify that the following is a resolution duly adopted by the Board of Directors of Waterside at a meeting held on June 12, 2019, and that said resolution has not been amended or modified and is in full force and effect:

RESOLVED, that the officers of Waterside, in consultation with counsel, be, and they hereby are, authorized to continue to prepare and file an application to the Securities and Exchange Commission for an order under Section 8(f) of the Investment Company Act of 1940, as amended, declaring that Waterside has ceased to be an investment company and terminating its registration under the Investment Company Act of 1940, as amended, and any amendments thereto.

By:	/s/ Zindel Zelmanovitch
ZINDEL ZELMANOVITCH,
Secretary

Dated: June 12, 2019